

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Tom Berry
Chief Executive Officer
ILS Fixed Horizon LLC
PO Box 1227
210 Market Street
El Campo, TX 77437

> **Re: ILS Fixed Horizon LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 27, 2023**
> **File No. 024-12055**

Dear Tom Berry:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2023 letter.

Offering Statement on Form 1-A

Cover Page

1.   We note your response to comment 2 and the revised disclosure on page 18 that the Manager here affirms its intention to keep the Offering active for a period of at least five (5) years. Please provide an analysis of how a five year offering is consistent with Rule 251(d)(3)(i)(F) which states in part - These securities may be offered and sold only if not more than three years have elapsed since the initial qualification date of the offering statement under which they are being offered and sold.

2. We note your disclosure on the cover page that the debt units are secured by the underlying notes that the company will purchase. Please reconcile with your disclosure elsewhere that an investment will not be secured by any Company Loans. Also, specifically clarify whether just the interest payments, the principal repayments or both are subject the discretion of the Manager.

3. We note your statement that "the Offering was initially filed with the SEC for qualification on February 3, 2023…." We do not understand your statement since the Form 1-A was initially filed on November 10, 2022 and then amended on February 6, 2023. Please revise as appropriate. Please also revise to remove "for qualification" from your statement given that the offering statement is still under review and will only become qualified after the review process. Finally, we also note your statement that the offering "will terminate upon the earlier of: (1) the completion of the sale of all the Shares, or …." We do not understand your reference to "Shares" in connection with your offering of Debt Units. Please revise or advise us as appropriate.

4. We note your response to comment 5. As previously requested please revise your Offering Circular cover page to include the full mailing address of your principal executive offices along with your phone number and your website address.

5. Refer to prior comment 6. We note your continued disclosure that the Manager may make changes to unit classes without Member notice or consent. Given it appears the terms of the securities may be changed at any time to any degree please tell us how you determined that this is not an impermissible delayed offering for the purposes of Regulation A under the Securities Act. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

6. We reissue prior comment 6. Revise your cover page to include risk factor disclosure to address (1) that all debt payments are subject to the discretion of the Manager, (2) that the Manager can make changes to the Unit classes without Debt Unit Holder notice or consent, and (3) there numerous conflicts of interest between the company, company management, company affiliates and the debt unit holders whereby company affiliates will be compensated to provide various services including investment of assets, conducting due diligence on borrowers, and selling loans.

7. We note your Debt Unit table on the cover page indicates that the investors may withdraw 60 days, 180 days, or 365 days after the initial capital contribution is received by the company. Please clarify in a footnote to the table that the investors may not be able to withdraw debt units from the company and may not be able to liquidate their debt unit interests. Also clarify that debt investors may have to hold the debt units for an indefinite period of time or have the debt units sold for less that their contribution into the debt units. Clarify that there are no assurances that debt investors can withdraw funds at the noted time frames. Finally, also address if there are any penalties for early redemption/withdrawal if the debt investor withdraws their initial capital contribution prior to the expiration of the 1 year, 3 year or 5 year lock-up period. If so, address the penalties for early redemption/withdrawal.

Offering Circular Summary, page 13

8.   Refer to prior comment 11. Please explain how it will be determined which Notes will be allocated to the Company rather than other affiliates. Additionally describe the terms under which you will purchase the notes.

9.   Please revise to identify the "Sponsor" in this section. Identify defined terms when they are first used. Please consider adding a diagram to clarify the business conducted by the company and its noted affiliates. Finally, clarify how the company management will decide which loans to provide to which borrowers given that ILS Lending LLC and Pearl Funding LLC will be the originator of the notes.

Classes of Units Offered, page 14

10.   We note your response to comment 8. Please revise your disclosure to indicate that the Debt Units will not have any scheduled principal repayments and all interest payments will be comprised solely of the interest earned. Also clarify that at the end of the Capital Commitment Period, investors can continue rolling their units over or alternatively, withdraw their funds. Finally address how investors would roll their units over.

11.   Refer to prior comment 9. Please clarify when the capital contributions will be repaid. We note your disclosure on page 14 regarding 30 days for certain series appears inconsistent with the disclosure on page 18 of the offering statement and page F-11 in your financial statements which refers to 180 and 360 days. Revise to clarify whether the return of the Capital Contribution (principal repayment) at the differing time periods for the different Classes of Debt Units is assured and whether the return of the Capital Contribution payments are subject to the discretion of the Manager.

12.   We note your response to comment 10. Please revise your disclosure to indicate that "there are no additional expenses or charges if the commitment period is not reached prior to requesting a return of the Capital Contribution."

The Offering, page 17

13.   We reissue prior comment 13. Please revise to indicate the amount of offering expenses that have been paid for by the Sponsor and which you indicate will be repaid to the Sponsor.

14.   Refer to prior comment 14. It remains unclear what priority the debt holders have in bankruptcy. If the debt is subordinated please describe that clearly. Otherwise, explain clearly how you determined that the holders of the debt units would be paid second to the creditors of the Company.

Risk Factors, page 19

15.   We reissue prior comment 15. Please revise the titles to your noted risk factors to indicate the risk being addressed in the title of the risk factor.

Risks Related to Conflicts of Interest, page 26

16. We reissue prior comment 20. Please revise to identify the affiliated companies in these risk factors.

Use of Proceeds, page 29

17. Please revise your disclosure to clarify the approximate amount intended to be used for each purpose. Refer to prior comment 21 and Item 6 of Form 1-A.

18. We reissue prior comment 22. We note that your Debt Unit offering is a "best efforts" offering. Please revise this section to additionally address the use of proceeds if only 10%, 25%, and 50% of the offering is sold.

Company Affiliates Current Ownership Interests in Loan Providers, page 32

19. We reissue prior comment 25. You continue to refer to the Company as the sponsor, as for example on page 42. Please revise your disclosure throughout your offering circular for consistency.

Financial Performance of Company Affiliates' Loans, page 37

20. We reissue prior comment 26. We note your disclosure in this section of certain rates of return of affiliate programs. Please provide the disclosure referenced in Industry Guide 5. In particular, please provide an expanded prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

Compensation of Management and Directors, page 41

21. We reissue prior comment 27. We note your statement that the Company does not intend to pay any compensation directly to Donald Sutton and Tom Berry. The compensation of the officers or directors provided in response to Item 11 of Form 1-A must reflect all the compensation awarded to, earned by, or paid to those officers or directors by any person for all services rendered in all capacities to the company, whether directly or indirectly. Please revise to provide the compensation awarded to, earned by, or paid to Donald Sutton and Tom Berry for all services rendered in all capacities to the company.

Principal Debt Unit Holders, page 42

22. We reissue prior comment 28. Revise the title of this section to reflect that the section addresses the beneficial ownership of the Company. Also, update the table to the most recent practicable date.

23. We reissue prior comment 30, in part. Please add both Donald Sutton, President and Tom Berry, Chief Executive Officer to the table. Also include the listing of all executive officers as a group in the table. See Item 12(a)(1) of Form 1-A.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 43

24.   We reissue prior comment 31. Please disclose the estimated aggregate dollar amount of front-end fees to be paid during the first fiscal year, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5. Also, file the agreements regarding these fees as exhibits.

25.   We note your revised disclosure that the Manager's distribution is the interest rate spread on the notes purchased. Please describe clearly the process for allocating the spread to the manager. Clarify whether the manager will be a party to any note purchase agreement or whether you will have a separate agreement to transfer any spread to the manager, or otherwise. File any agreements governing the spread transfer as exhibits.

26.   Refer to prior comment 32. We note your disclosure of multiple fees in this section over which the manager will exercise its sole and absolute discretion in deciding the timing and amount of reimbursements. Given you don't appear to know the amounts of any of these fees and they are at the sole and absolute discretion of the manager, please tell us the basis for your conclusion that the terms of such arrangements are reasonable and are comparable to those that could be obtained from unaffiliated entities, as you state on page 43. Please reconcile this disclosure with the disclosure on page 13 that the Manager is not taking any additional fees and will receive its distributions from the interest rate spread. Provide clear and prominent disclosure on the cover page, in the summary and in your risk factor disclosure regarding the manager's sole and absolute discretion in deciding the timing and amount of any fees. Disclose clearly, if true, that the fees may be at least $3,750,000 or 5% of the offering and tell us the basis for the 5% number and reconcile that number with the amounts disclosed as expenses in your Use of Proceeds section. File the agreement setting forth the 5% expenses number as an exhibit.

DEBT UNIT HOLDERS RIGHTS UNDER THE COMPANY, page 46

27.   Refer to prior comment 33. We note your revised description of the terms of the indebtedness; however, these terms do not appear to be set forth in the subscription agreement or the operating agreement. Please file as exhibits the documents evidencing the terms of the indebtedness, as previously requested.

Allocation of Profits and Losses, page 50

28.   We substantially reissue prior comment 37. We note your statement that "[t]he Company Operating Agreement provides for the allocation of income and gain to both the Common Debt Unit Holders and Debt Unit Holders…." Please revise to clarify what income and gain goes to the Debt Unit Holders. We also note your prior statement that "a Debt Unit Holder … has no ownership interest in the Company." We may have further comment.

Mandatory Binding Arbitration, page 50

29.   We reissue prior comment 38. We note your discussion of the mandatory arbitration provisions in the Operating Agreement and Subscription Agreement.   Please describe clearly the arbitration provisions in the offering statement and clarify in your response which sections of the agreements you are referencing.

Signatures, page 57

30.   Please revise the signature sections to conform to the format in Form 1-A including a separate signature section headed - This offering statement has been signed by the following persons in the capacities and on the dates indicated. Include the persons and capacities noted in Instruction 1 in the Instruction to Signatures in the Signatures section of Form 1-A.

Exhibits

31.   We reissue prior comment 40. Please provide a revised opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued and whether they will be valid and binding obligations of the issuer.

32.   We reissue prior comment 42. Please file all applicable exhibits. For example, we note that your articles of organization and instruments defining the rights of the Debt Unit holders along with many other exhibits have not been included as exhibits.

You may contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Larry Pino, Esq.